Exhibit 99.1
Forecast Update to Provincial Budget
Overview
The Province of Nova Scotia is forecasting a lower surplus for the 2006-2007 fiscal year, as lower debt servicing costs are offset by higher than anticipated costs for government pensions and labour settlements in the health care sector.
The new forecasted surplus will be $64.7 million, down from $73.5 million at budget time. The budgeted surplus includes $57.4 million legislated for debt reduction, and a $4 million debt reduction contingency. The unallocated surplus is now $3.3 million, down $8.8 million from the budgeted $12.1 million.
Total revenues are forecast to rise slightly to $6.928 billion, including net income from Government Business Enterprises of $340.3 million.
Total expenses are forecasted to rise $11.8 million to $6.917 billion, as higher program and pension expenses are offset by savings in debt servicing costs.
(Unaudited data)

2006-2007 FISCAL SUMMARY			Increase
($ thousands)			(Decrease)
	Budget	Forecast	from Budget

Consolidated Fund
Revenue	6,588,838	6,587,890	(948)

Expenses
Net Program Expenses	5,995,507	6,016,846	21,339
Pension Valuation Adjustment	33,213	69,017	35,804
Net Debt Servicing Costs	876,215	830,873	(45,342)

Total Expenses	6,904,935	6,916,736	11,801

	(316,097)	(328,846)	(12,749)

Consolidation and Accounting
Adjustments for Governmental Units	54,525	53,252	(1,273)

Net Income for Government
Business Enterprises
Nova Scotia Gaming Corporation	144,200	143,500	(700)
Nova Scotia Liquor Corporation	184,500	188,200	3,700
Other Enterprises	6,364	8,621	2,257

	335,064	340,321	5,257

Provincial Surplus	73,492	64,727	(8,765)

Components of the Debt Reduction Plan

Debt Retirement — Contingency	4,000	4,000	0
Offshore Offset Agreement	57,421	57,421	0
Other	12,071	3,306	(8,765)

	73,492	64,727	(8,765)

Revenues
Total revenues, excluding net income from Government Business Enterprises, are forecast to be $0.9 million lower than budget.
Total provincial own-source revenues are forecast to be $12.5 million lower than budget with federal revenues $11.6 million higher than budget.
Provincial personal income tax revenues are forecast to be $23.5 million higher, primarily as a result of an increase in taxable income and an increase in national unallocated tax revenues.
Corporate income taxes are projected to rise $3.7 million due to new information on provincial and national corporate profits.
These increases are offset by a $29.2 million decrease in HST revenues, resulting from a change in the accounting for the Your Energy Rebate program. The rebate was originally shown as an expense in the 2006-2007 budget for Service Nova Scotia and Municipal Relations.
Petroleum royalties are forecast to be $7.0 million lower than budget mainly due to lower market prices for natural gas. Tobacco revenues are forecast to be $10.0 million lower than budget due to reduced smoking rates and indications of a rise in the illegal distribution of cigarettes.
Motive Fuel tax revenue, interest revenues, Registry of Motor Vehicle revenues and other provincial source revenues are up a combined $4.0 million over budget.
Prior year adjustments account for an increase of $2.5 million in provincial revenues.
The federal government, through Bill C48, provided funding to the provinces to support Post Secondary Education, Public Transit, Affordable Housing and Aboriginal Housing.
The province is bringing into revenue $25.6 million of federal Bill C48 funding in 2006-2007. This funding includes $14.4 million from the Post Secondary Education Infrastructure Trust, $8.7 million from the Public Transit Capital Trust, and $2.5 million from the Affordable Housing Trust.

Federal health and social transfers are forecast to be $10.5 million lower than budget due to a decline in Nova Scotia’s share of the Canadian population. Prior year adjustments to federal revenues result in a decrease of $3.5 million.
Net Income for Government Business Enterprises
Net income from Government Business Enterprises is forecast to be $5.3 million higher than budgeted. The Nova Scotia Liquor Corporation’s net income is forecasted to be up $3.7 million due to higher than anticipated sales. The Halifax Dartmouth Bridge Commission is forecasting a $2.3 million increase in net income, primarily due to reduced operating costs. The Nova Scotia Gaming Corporation is forecasting a slight decrease in net income of $ 0.7 million, while Highway 104 Western Alignment Corporation is on budget.
(Unaudited data)

REVENUE			Increase
Fiscal 2006-2007			(Decrease)
($ thousands)	Budget	Forecast	from Budget

Provincial Revenue Sources
Personal Income Tax	1,652,111	1,675,598	23,487
Corporate Income Tax	378,507	382,185	3,678
Harmonized Sales Tax	1,104,358	1,075,158	(29,200)
Tobacco Tax	163,004	153,000	(10,004)
Motive Fuel Taxes	247,267	248,859	1,592
Interest Revenues	77,312	79,959	2,647
Registry of Motor Vehicles	89,268	90,468	1,200
Royalties — Petroleum	280,000	273,000	(7,000)
Other Provincial Revenues	237,591	236,157	(1,434)
Prior Years’ Adjustments	0	2,523	2,523

Total — Provincial Revenue Sources	4,229,418	4,216,907	(12,511)

Federal Revenue Sources

Equalization Payments	1,385,539	1,385,539	0
Offshore Oil and Gas Payments	57,421	57,421	0
Canada Health Transfer	611,556	604,526	(7,030)
Canada Social Transfer	267,919	264,413	(3,506)
Wait Times Reduction Fund	34,666	34,666	0
Other Federal Sources	2,319	2,319	0
C48 Infrastructure Trust Funds	0	25,568	25,568
Prior Years’ Adjustments	0	(3,469)	(3,469)

Total — Federal Revenue Sources	2,359,420	2,370,983	11,563

Total Revenue	6,588,838	6,587,890	(948)

Net Program Expenses
Overall, program spending is forecasted to increase by $21.3 million over the original budget.
The Department of Health is forecasting an increase of $28.7 million over budget primarily as a result of the additional $23.7 million required to meet the provisions of the recent contract settlement with the acute care health care workers as well as an additional $5.0 million in Capital Grants for hospital equipment.
The forecast for Education and Universities has been increased by $14.4 million to reflect additional expenses related to the federal C48 Infrastructure Trust funding for tuition relief, increased access to apprenticeship programs and student assistance.
The province’s share of the Commonwealth Games Bid costs has increased the forecast of the Department of Health Promotion and Protection by $1.5 million over the original budget for fiscal 2006-2007.
Due to the Nova Scotia Margin Enhancement Program, which will provide income support to producers of non-supply managed agricultural products, the forecast for the Department of Agriculture reflects an increase of $2.0 million.
The $3.6 million increase in the Department of Transportation and PublicWorks forecast is due to an increase in highway maintenance and higher amortization costs.
Overall, the forecast of Service Nova Scotia and Municipal Relations is $19.4 million lower than the original budget. The Your Energy Rebate program will now be reflected as a net revenue reduction of $28.1 million against HST revenue. This reduction is partially offset by $8.7 million in disbursements the department will make to the municipalities through the federal C48 Public Transit Capital Trust program.
Overall, the forecast for the Public Service entities reflects a reduction of $8.9 million from the original budget, primarily as a result of a reduction in the requirements for strategic investment funds through payroll rebates at Nova Scotia Business Inc.

(Unaudited data)

NET PROGRAM EXPENSES			Increase
Fiscal 2006-2007			(Decrease)
($ thousands)	Budget	Forecast	from Budget

Agriculture	38,840	40,838	1,998
Community Services	748,123	748,123	0
Education and Universities	1,366,094	1,380,494	14,400
Energy	19,712	19,712	0
Environment and Labour	30,064	30,064	0
Finance	18,517	18,517	0
Health	2,764,479	2,793,192	28,713
Health Promotion and Protection	36,299	37,799	1,500
Justice	116,467	116,467	0
Natural Resources	65,837	65,789	(48)
Public Service	204,521	195,667	(8,854)
Service Nova Scotia and Municipal Relations	136,261	116,828	(19,433)
Tourism, Culture and Heritage	44,401	44,831	430
Transportation and Public Works	291,955	295,518	3,563
Restructuring Costs	113,937	113,007	(930)

Total — Net Program Expenses	5,995,507	6,016,846	21,339

Pension Valuation Adjustment
Costs related to government pension plans are forecast to be higher than anticipated; there is a negative variance in the Pension Valuation Adjustment of $35.8 million.
This reflects $20 million related to revised accounting treatment of the Teachers’ Pension Plan liabilities, as well as $15.0 million related to other government pension plans.
Higher pension expenses are a significant risk for the last quarter, as actuarial assumptions are being reviewed and may indicate the need for larger pension valuation adjustments. Actuarial reports are due in January, 2007.
Net Debt Servicing Cost
Net debt servicing costs in 2006-2007 are forecast to be $830.9 million, a decrease of $45.3 million from the budget. This decrease is due to revised calculations for sinking fund earnings and positive results from hedging foreign currency at favourable exchanges rates.
The Department of Finance continues to take advantage of lower interest rates in Canada and has refinanced $800 million in public markets in 2006-2007.

Potential pressures for 2006-2007
Government has identified potential additional pressures in a number of budget areas, and these are being carefully monitored.
As indicated above, actuarial assumptions for the government’s four pension plans have not yet been finalized for 2006-2007. However, preliminary analysis suggests there is potential for a more significant negative variance in the Pension Valuation Adjustment.
There is a risk that the PIT and CIT forecast revenues may be adjusted downward to reflect changes to assumptions as a result of improved data on taxable income. The extent of this will be known in January 2007.
The Province of Nova Scotia’s budget may also be affected by unilateral income tax changes made at the federal level in their spring budget. The Minister of Finance has raised this concern with the federal Minister of Finance.
Departments will be deferring or eliminating non-essential spending to ensure that, as per the Provincial Finance Act, the province will end the year with the required legislated surplus.
Economic Performance and Outlook-2006
Nova Scotia’s real Gross Domestic Product (GDP) for 2006 is forecast to be 2.0 per cent, down from the 2.5 per cent forecast in the budget. This remains in line with the private sector average forecast of 2.2 per cent. The downward adjustment for 2006 results primarily from slowing economic growth in both Canada and the United States.
Growth in the export of goods and services from Nova Scotia is forecast to be slower than expected at budget time, affected by the high exchange rate and weak commodity prices. As well, slower economic growth in Canada in the third quarter of 2006 will slow down the pace of growth in inter-provincial exports from Nova Scotia.
Consumer spending and retail sales are up in 2006. Total investments in residential housing for the first nine months of 2006 are 5 per cent higher, supported by a 4.7 per cent increase in renovation expenditures.
Inflation is expected to be slightly lower than assumed at budget time, with the Consumer Price Index dropping to 2.3 per cent compared to the budget projection of 2.9 per cent. The unemployment rate for the first 11 months of 2006 has averaged 8.0 per cent.